Exhibit 99.1

JBS S.A.

Corporate Taxpayer ID (CNPJ/MF): 02.916.265/0001-60

Company Registry (NIRE): 35.300.330.587

Publicly-Held Company with Authorized Capital

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON MAY 13, 2025, AT 10:00 A.M.

Date, Time, and Location: May 13, 2025, at 10:00 a.m., at the headquarters of JBS S.A., located in the City and State of São Paulo, at Avenida Marginal Direita do Tietê, 500, Bloco I, 3º Andar, Vila Jaguara, CEP 05118-100 (“Company”), held in person and by videoconference.

Call notice: The call notice was sent to the members of the Board of Directors by e-mail, pursuant to Article 18 of the Company’s Bylaws.

Attendance: The necessary quorum was confirmed for the Company’s Board of Directors’ Meeting to be installed with the presence of all its members, pursuant to Articles 15 and 18 of the Company’s Bylaws, namely: Jeremiah O’Callaghan (Chair), José Batista Sobrinho (Vice Chair,, represented by Jeremiah O’Callaghan, under the Sole Paragraph of Article 15 of the Company’s Bylaws), Wesley Mendonça Batista, Joesley Mendonça Batista, Alba Pettengill, Gelson Luiz Merisio, Francisco Turra, Carlos Hamilton Vasconcelos Araujo, Kátia Regina de Abreu Gomes, Paulo Bernardo Silva, and Cledorvino Belini.

The meeting was also attended by Messrs. Wesley Mendonça Batista Filho, Global Chief Operating Officer, Guilherme Cavalcanti, Global CFO and Investor Relations Officer, and Daniel Pitta, Chief Legal Officer, Fabiano Delgado, Executive Financial Planning Manager, and Mrs. Christiane Assis, Investor Relations Officer, all of whom are Company employees. Messrs. Fabian Junqueira and Rafael Santos, representatives of KPMG Auditores Independentes Ltda. (“KPMG”), also attended the meeting.

Presiding Board: Jeremiah O’Callaghan, Chair; and Milena Hitomi Yanagisawa, Secretary.

Agenda: to (i) elect the Chair of the Board of Directors; (ii) present the current market overview and the operations of the Company and its subsidiaries, including the market overview for the period ended March 31, 2025; (iii) assess the Company’s Interim Financial Statements accompanied by the Independent Auditor’s Report for the period ended March 31, 2025 (“Interim Financial Statements”); (iv) assess the opinion of the Company’s Statutory Audit Committee (“SAC”) regarding the Financial Statements; (v) discuss the Independent Auditor’s Report on the Financial Statements with the representatives of KPMG Auditores Independentes Ltda. (“Independent Auditor’s Report”); (vi) discuss and resolve on the disclosure of the Company’s Financial Statements and Independent Auditor’s Report for the period ended March 31, 2025; (vii) present and provide an update on the Company’s liability management operations; (viii) discuss and resolve on changing the composition of the members of the Advisory Committees to the Board of Directors; (ix) report on the activities performed by the Governance, Compensation and Nomination Committee, the Social and Environmental Responsibility Committee, the Finance and Risk Management Committee, the Related Parties Committee, the SAC and the People and Opportunities Committee; and (x) other matters of interest to the Company.

Discussions and Resolutions:

(i) The meeting was installed with all Board members, who unanimously resolved, with abstentions of Messrs. Jeremiah O’Callaghan and José Batista Sobrinho to elect: (a) as Chair of the Board of Directors, Mr. Jeremiah O’Callaghan, Irish, married, engineer, holder of personal identification (RG) number 13.668.165-7, inscribed under individual taxpayer (CPF/MF) number 012.266.188-55, and (b) as Vice Chair of the Board of Directors, Mr. José Batista Sobrinho, Brazilian, married, entrepreneur, holder of personal identification (RG) number 172.026 SSP/DF, inscribed under individual taxpayer (CPF/MF) under 052.970.871-04, both of whom are residents and domiciled in the City and State of São Paulo, with corporate address in the same city, at Av. Marginal Direita do Tietê, 500, Bloco I, 3º Andar, Vila Jaguara, CEP 05118-100, for a joint term of office of 2 (two) years to end at the general shareholders’ meeting that will resolve on the financial statements for the fiscal year ended December 31, 2026;

(ii) Subsequently, Messrs. Guilherme Perboyre Cavalcanti and Wesley Mendonça Batista Filho and Mrs. Christiane Assis presented an overview of the operations of the Company and its subsidiaries for the quarter ended March 31, 2025;

(iii) The members of the Board of Directors analyzed and discussed the Financial Statements for the period ended March 31, 2025, prepared under Brazilian and international accounting principles, according to Technical Pronouncement CPC 21 (R1), issued by the Accounting Pronouncements Committee (CPC), the International Financial Reporting Standards (IFRS), and the Public Company Accounting Oversight Board (PCAOB);

(iv) Mr. Carlos Hamilton Vasconcelos Araujo, Coordinator of the SAC, stated that the members of the SAC: (a) analyzed the Financial Statements; (b) monitored the audit work conducted by KPMG through inquiries and discussions; and (c) formally asked questions about relevant acts and transactions carried out by the Company’s Management included in the Financial Statements. Based on the review and on information and clarifications received, and taking into consideration the Auditor’s Report, the members of the SAC declared to have assessed the Company’s Financial Statements for the period ended March 31, 2025, with emphasis on the adoption of the accounting practices and compliance with the applicable rules and considered they are appropriate and reflect the Company’s information therein, recommending they be submitted for assessment by the Company’s Board of Directors;

(v) Mr. Fabian Junqueira, representative of KPMG, presented the work performed by KPMG concerning the Financial Statements, highlighting the independence and the communications required by auditors, also informing they did not diverge with the Company’s management and that, based on the audit work carried out, no evidence was identified regarding fraud or errors, conflicts of interest, significant deficiencies or materials weaknesses in internal controls, and that the contingency processes were reviewed by the independent auditors based on applicable review rules. Additionally, Mr. Fabian Junqueira also stated that no global matter was identified that could impact KPMG’s professional independence, that KPMG had access to all requested information, and no material adjustments were identified upon completion of the audit works. All questions asked by the Board of Directors members were duly answered by Mr. Fabian Junqueira;

(vi) After the aforementioned facts, the members of the Board of Directors unanimously authorized the Company’s Management to disclose the Company’s Financial Statements for the period ended March 31, 2025;

(vii) Subsequently, Mr. Guilherme Perboyre Cavalcanti presented the Company’s liability management operations to the members of the Board of Directors;

Following, Mr. Jeremiah O’Callaghan proposed the change to the composition of the Advisory Committees to the Board of Directors and emphasized that such changes were also subject to discussion and recommendation by the members of the Governance, Compensation, and Nomination Committee at a meeting held on May 8, 2025.

After analyzing and discussing the matter, the members of the Board of Directors resolved, by unanimous vote, to approve the change in composition of the Governance, Compensation, and Nomination Committee, the Financial and Risk Management Committee, the People and Opportunities Committee, and the Social and Environmental Responsibility Committee maintaining the structures of the Statutory Audit Committee and the Related Parties Committee, as follows:

GOVERNANCE, COMPENSATION AND NOMINATION COMMITTEE

NAME	ROLE ON THE COMMITTEE
JEREMIAH O’CALLAGHAN	COORDINATOR
KATIA ABREU	MEMBER
PAULO BERNARDO	MEMBER
WESLEY MENDONÇA BATISTA	MEMBER

FINANCIAL AND RISK MANAGEMENT COMMITTEE:

NAME	ROLE ON THE COMMITTEE
GUILHERME PERBOYRE CAVALCANTI	COORDINATOR
GILBERTO TOMAZONI	MEMBER
WESLEY MENDONÇA BATISTA	MEMBER
JOESLEY MENDONÇA BATISTA	MEMBER
WESLEY MENDONÇA BATISTA FILHO	MEMBER
CARLOS HAMILTON VASCONCELOS ARAÚJO	MEMBER

PEOPLE AND OPPORTUNITIES COMMITTEE:

NAME	ROLE ON THE COMMITTEE
JEREMIAH O’CALLAGHAN	COORDINATOR
WESLEY MENDONÇA BATISTA	MEMBER
JOESLEY MENDONÇA BATISTA	MEMBER
GELSON MERISIO	MEMBER
JURIANA SPERANDIO	MEMBER

SOCIAL AND ENVIRONMENTAL RESPONSIBILITY COMMITTEE

NAME	ROLE ON THE COMMITTEE
JEREMIAH O’CALLAGHAN	COORDINATOR
JOESLEY MENDONÇA BATISTA	MEMBER
KATIA ABREU	MEMBER
PAULO BERNARDO	MEMBER

STATUTORY AUDIT COMMITTEE:

NAME	ROLE ON THE COMMITTEE
CARLOS HAMILTON VASCONCELOS ARAÚJO	COORDINATOR OF THE SAC AND INDEPENDENT MEMBER OF THE BOARD OF DIRECTORS
GELSON MERISIO	INDEPENDENT MEMBER OF THE BOARD OF DIRECTORS AND MEMBER OF THE SAC
MAURO MITIO INAGAKI	INDEPENDENT MEMBER OF THE SAC

RELATED PARTIES COMMITTEE:

NAME	ROLE ON THE COMMITTEE
GELSON MERISIO	COORDINATOR
ALBA PETTENGILL	MEMBER
CARLOS HAMILTON VASCONCELOS ARAÚJO	MEMBER
MAURO MITIO INAGAKI	MEMBER

(viii) Lastly, the members of the Board of Directors also serving on the Advisory Committees to the Board of Directors updated the other Board members on the work carried performed by the Company’s Governance, Compensation, and Nomination Committee, the Social and Environmental Responsibility Committee, the Financial and Risk Management Committee, the Related Parties Committee, the Statutory Audit Committee, and People and Opportunities Committee:

(1) Mr. Jeremiah O’Callaghan gave a brief presentation on the work performed by the Company’s Governance, Compensation and Nomination Committee, highlighting the discussions on the of the members of the Advisory Committees to the Board of Directors, the recommendations on the reelection of the Executive Board and about the global results of 9box;

(2) Mr. Jeremiah O’Callaghan gave a brief presentation on the work performed by the Company’s Social and Environmental Responsibility Committee, highlighting the discussions regarding the generation of biomethane in Brazil and the demands and requests from digital green offices;

(3) Mr. Carlos Hamilton Vasconcelos Araújo gave a brief presentation on the work performed by the Financial and Risk Management Committee, highlighting the discussions for monitoring the 1Q25 Dashboard, the global economic scenario, and the Company’s liability management operations;

(4) Mr. Gelson Luiz Merisio gave a brief presentation on the work performed by the Company’s Related Parties Committee, highlighting the contracts signed between related parties included in the report for the quarter ended March 31, 2025, containing the transactions between related parties.

(5) Mr. Carlos Hamilton Vasconcelos Araújo gave a brief presentation on the work performed by the SAC, an update on reports received under the scope of the Statutory Audit Committee, and the analysis of the Financial Statements for the period ended March 31, 2025; and

(6) Mrs. Alba Pettengill gave a brief presentation on the work performed by the Company’s People and Opportunities Committee, highlighting the discussions regarding the Company’s Global Talent program, the use of artificial intelligence – AI in the Human Resources area (USA and Brazil) and the global DE&I dashboard.

Lastly, Independent Board Member, Mr. Cledorvino Belini questioned Management if J&F S.A. is complying with the terms and conditions specified in the Transaction Instrument, which had as its purpose the definitive termination, which was irrevocably and irreversibly approved by the Arbitration Court under Procedure Number 186/21. The Company’s Management informed Mr. Cledorvino Belini and the other Board Members that compliance is being met for all terms and conditions specified in the Transaction Instrument.

Minutes in Summary Form: The Board of Directors authorized the drawing up of these minutes in summary form and their publication with omission of signatures, pursuant to paragraphs 1 and 2 of Article 130 of the Brazilian Corporate Law.

Closure: With nothing further to be discussed, the floor was offered to anyone who wished to speak and, as no one did, the proceedings were suspended for the time necessary to draw up these minutes, which, after the reopening of the meeting, were read, approved, and signed by all attendees.

Attending Board Members: Jeremiah O’Callaghan (Chair), José Batista Sobrinho (Vice Chair), Wesley Mendonça Batista, Joesley Mendonça Batista, Alba Pettengill, Gelson Luiz Merisio, Francisco Turra, Carlos Hamilton Vasconcelos Araujo, Kátia Regina de Abreu Gomes, Paulo Bernardo Silva, and Cledorvino Belini.

This is a free English translation of the Minutes of the Board of Directors’ Meeting
drawn up in the Company’s records.

São Paulo, May 13, 2025.

Milena Hitomi Yanagisawa

Secretary

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